SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
George Karfunkel 59 Maiden Lane New York, New York 10038 (212) 936-5100 (Name, address and telephone number of person authorized to receive notices and communications)
April 17, 2006 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 5 Pages)

CUSIP No. 09066L105		13D	Page 2 of 5 Pages

1			NAME OF REPORTING PERSON: George Karfunkel. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [_]
3			SEC USE ONLY
4			SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6			CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,342,041
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,342,041
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,342,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.5%	9.8%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D dated January 5, 2006 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting person. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown the cover page, which information is incorporated by reference herein. The percentage is based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-K for the year ended December 31, 2005 plus 100,000 shares issuable to the lenders under the Credit Agreement (as defined below).

The Shares beneficially owned by Mr. Karfunkel include 1,379, 878 Shares that maybe acquired upon the exercise of stock purchase warrants.

(b) As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein

If Mr. Karfunkel were to exercise the 1,379, 878 warrants he owns, which are all presently exercisable, he would share the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

(c) Information concerning transactions in the Shares by Mr. Karfunkel in the last 60 days is set forth in Item 6.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 12, 2006, BioTime entered into a Revolving Line of Credit Agreement (the “Credit Agreement”) with Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, investors in BioTime, under which BioTime may borrow up to $500,000 for working capital purposes at an interest rate of 10% per annum. The credit line will expire, and any funds borrowed must be repaid, on the earlier of October 31, 2007 or when BioTime receives $600,000 in new funding through the sale of capital stock, the receipt of licensing and similar fees in excess of $1,000,000, from other borrowing, or any combination of those sources. Under the Credit Agreement, BioTime will prepay, and the credit line will be reduced by, any funds received prior to the maturity date from those sources. In consideration for making the line of credit available, BioTime issued to the investors at total of 100,000 common shares. The line of credit is collateralized by a security interest in BioTime’s right to receive royalty and other payments under its license agreement with Hospira, Inc. Mr. Karfunkel has agreed to lend BioTime up to $166,666.67, and he will receive 33,333 common shares, under the Credit Agreement.

On April 1, 2006, warrants entitling Mr. Karfunkel to purchase 33,399 shares expired unexercised.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3
Revolving Credit Line Agreement between BioTime, Inc, Alfred D. Kingsley, Cyndel & Co., Inc., and George Karfunkel, dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)

Exhibit 4	Security Agreement executed by BioTime, Inc., dated April 12, 2006. (Incorporated by reference to BioTime’s Form 10-K for the year ended December 31, 2005)
Exhibit 5	Revolving Credit Note of BioTime, Inc. in the principal amount of $166,666.67 dated April 12, 2006.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated: April 18, 2006

s/George Karfunkel
George Karfunkel